SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

____________________________

Portugal Telecom, SGPS, S.A.

(Name of Subject Company (Issuer))

Sonae, SGPS, S.A.,

Sonaecom, SGPS, S.A.,

and

Sonaecom, B.V.

(Names of Filing Persons (Offerors))

____________________________

Ordinary Shares, nominal value of €0.35 per share

(Title of Class of Securities)

ISIN: PTPTC0AM0009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

737273102

(CUSIP Number of Class of Securities)

____________________________

Andre Sousa Sonae, SGPS, S.A. Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Luisa Ferreira Sonaecom, SGPS, S.A. Rua Henrique Pousão, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

Copy to:

Scott V. Simpson

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf

London, E14 5DS, England

Tel: +44 (0)20 7519 7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

CALCULATION OF FILING FEE

CALCULATION OF FILING FEE
Transaction Valuation*:	$4,047,709,265.00	Amount of Filing Fee**:	$433,104.89

*     Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated as the sum of (a) the purchase of the maximum number of Portugal Telecom ordinary shares, nominal value €0.35 per share, estimated to be held by U.S. holders (which, according to publicly available information, as of January 16, 2007 is estimated to be 248,348,320) at a price of €10.50 per ordinary share (converted into U.S. Dollars at the rate of €1.00 = $1.2926, the buying rate for Euro certified by the Federal Reserve Bank of New York for customs purposes on January 12, 2007) and (b) the purchase of the maximum number of Portugal Telecom American Depositary Shares (which, according to publicly available information, as of June 30, 2006, was 49,884,792) at a price of €10.50 per ordinary share (converted into U.S. Dollars at the rate of €1.00 = $1.2926, the buying rate for Euro certified by the Federal Reserve Bank of New York for customs purposes on January 12, 2007).

**   The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, equals $107 per $1 million of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $391,856.80	Form or registration no.: Schedule TO
Filing Party: Sonaecom, SGPS, S.A..	Date Filed: January 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

2

This amended Tender Offer Statement (this “TO Amendment No. 8”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed initially with the United States Securities and Exchange Commission (“SEC”) on January 16, 2007 (and amended January 25, 2007, January 30, 2007, February 6, 2007, February 12, 2007, February 13, 2007, February 15, 2007 and February 16, 2007) by Sonae SGPS, S.A. a sociedade anónima organized under the laws of Portuga1 (“Sonae”), Sonaecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonaecom”), and Sonaecom, B.V., a private limited company organized under the law of the Netherlands and a wholly-owned subsidiary of Sonaecom (“Sonaecom B.V.”, and together with Sonae and Sonaecom, the “Purchasers”), in connection with the Purchasers’ offer to purchase for cash all outstanding ordinary shares, nominal value €0.35 each (“Ordinary Shares”) of Portugal Telecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“PT”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934) and all outstanding American Depositary Shares, each representing one Ordinary Share, wherever located (“ADSs” and, together with the Ordinary Shares, the “PT Shares”), upon the terms and subject to the conditions set forth in the offer to purchase dated January 16, 2007 (the “Offer to Purchase”) and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Simultaneously with the Offer, Sonaecom and Sonaecom B.V. are offering in Portugal to purchase for cash all of the Ordinary Shares held by non-U.S. holders and all of the class A shares, nominal value €0.35 each, of PT, at the same price as offered for the PT Shares in the Offer. This TO Amendment No. 8 is filed on behalf of the Purchasers.

The information in the Offer to Purchase and the related ADS Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 9, AND ITEM 11.

Items 1 through 9, and Item 11, of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, the related ADS Letter of Transmittal and all other related materials, are hereby amended and supplemented as follows:

1.            The section of the Offer to Purchase titled “Introduction” that begins on page 11 is hereby amended to add the following after the first sentence of the fourteenth paragraph:

"In addition, pursuant to a request for clarification by Sonaecom, the CMVM publicly announced on February 19, 2007, that if the Offers are not successfully completed, the Purchasers would not be able to announce a public tender offer for PT for a period of twelve months following the expiration of the Offers without the prior authorization of the CMVM.”

2.            The first paragraph in the section of the Offer to Purchase titled “Source and Amount of Funds” that begins on page 44 is hereby amended and restated as follows:

“The total amount of funds required to purchase all of the outstanding PT Shares in the Offers of approximately €11.84 billion has been secured. The total amount of the consideration is ensured by (i) an undertaking to pay delivered by Banco Santander Totta, S.A., London Branch, Banca IMI S.p.A., BNP Paribas, and Société Générale, as Mandated Lead Arrangers, Bookrunners and Underwriters, and Banco Bilbao Vizcaya Argentaria, S.A., Caixa D’Estalvis I Pensions de Barcelona, Caja de Ahorros y Monte de Piedad de Madrid, Westlb AG, London

3

Branch, as Mandated Lead Arrangers and Underwriters (the “Banking Syndicate”), to the CMVM on January 12, 2007, in the amount of €9.95 billion (the “Undertaking to Pay”), as subsequently amended by an Amendment Letter to the Undertaking to Pay dated February 19, 2007, in the amount of €10.46 billion (the “Undertaking to Pay Amendment Letter”), (ii) a confirmation letter delivered by Banco Comercial Português S.A. (“BCP”) to the CMVM on January 12, 2007, in the amount of €750 million (the “Confirmation Letter”), and (iii) a confirmation letter delivered by ABN – AMRO Bank N.V. – Sucursal em Portugal (“ABN Amro”) to the CMVM on February 19, 2007, in the amount of €524.67 million (the “ABN Amro Confirmation Letter”), each in accordance with article 177, no. 2 of the Portuguese Securities Code.

3.            The section of the Offer to Purchase titled “Source and Amount of Funds” that begins on page 44 is hereby amended to add the following at the end of the section:

“5. Increase in Offer Price

In connection with the increase in the consideration offered in the U.S. Offer to €10.50 per Ordinary Share (or the U.S. dollar equivalent per ADS) announced February 15, 2007, we have obtained additional financing from the Banking Syndicate on substantially similar terms and conditions as the Cash Confirmation Facility and the Acquisition Facility. On February 19, 2007, Sonaecom and Sonaecom B.V. entered into the First Amending Agreement with the Banking Syndicate, Banco Santander Totta, S.A., London Branch, as agent, and Totta Ireland PLC, as security agent (the “Amending Agreement”) to amend the Common Terms Agreement and the Cash Confirmation Facility to reflect the increased consideration required to complete the Offers. Under the terms of the Amending Agreement, the required Share Capital Increase will be at least €1,500,000,000, but no more than €2,024,669,617, and will be calculated based on the number of PT Shares tendered in the Offers.”

“In addition to the Amending Agreement, on February 19, 2007, Sonaecom B.V. deposited €524,669,617 in its account with ABN AMRO. Sonaecom B.V. obtained the €524,669,617 from a subsidiary of Sonae. Sonae entered into a commercial paper program on February 16, 2007, with ABN AMRO, as subscription Guarantor, Agent, Dealer and Arranger, in the amount of €500 million (the “ABN AMRO CP”), for the purpose of subsequently lending the funds to Sonaecom B.V. through an inter-company loan. The ABN AMRO CP is a Euro short-term commercial paper program with an initial maturity of four months which, with the prior agreement between the parties, may be extended for an additional period of five months. Pursuant to the ABN AMRO CP, Sonae may issue commercial paper with maturities ranging between seven and thirty days, with a minimum amount of €500 thousand and with subsequent amounts in €50 thousand multiples. The maximum interest rate applicable to the ABN AMRO CP is the Intervention rate (the rate applicable when the issue is made under the subscription guarantee) which is equal to EURIBOR for the drawdown tenor plus an additional spread of 0.5%. ABN AMRO also acts as placement agent (Dealer) and new Dealers may be added up to the ABN AMRO CP Program.”

“An English summary of the Portuguese language ABN AMRO CP and an English translation of the Portuguese language ABN AMRO Confirmation Letter are filed as exhibits to the Schedule TO. The above summary of the Amending Agreement does not purport to be complete and is qualified in its entirety by reference to the Amending Agreement, which is filed as an exhibit to the Schedule TO and is incorporated herein by reference.”

ITEM 12. Exhibits.

Item 12 is amended and supplemented to include the following exhibits:

Exhibit Number	Description

(a)(5)(J)	Summary Investor Presentation: Best and Final Cash Offer dated February 16, 2007
(a)(5)(K)	Text of newspaper advertisement of February 19, 2007
(b)(7)	First Amending Agreement dated February 19, 2007
(b)(8)	Undertaking to Pay Amendment Letter dated February 19, 2007
(b)(9)	English language summary of Portuguese language commercial paper program between Sonae and ABN AMRO Bank, N.V. dated February 19, 2007
(b)(10)	English translation of Portuguese language Confirmation Letter of ABN AMRO Bank, N.V. dated February 19, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

SONAE, SGPS, S.A.

By: /s/ Belmiro Mendes De Azevedo

Name: Belmiro Mendes De Azevedo

Title:	Chairman of the Board of Directors

By: /s/ Ângelo Paupério

Name: Ângelo Paupério

Title:	Director

SONAECOM, SGPS, S.A.

By: /s/ Christopher Lawrie

Name: Christopher Lawrie

Title:	Director

By: /s/ Luís Reis

Name: Luís Reis

Title:	Director

SONAECOM, B.V.

By: /s/ Christopher Lawrie

Name: Christopher Lawrie

Title:	Director

By: /s/ Luís Reis

Name: Luís Reis

Title:	Director

Date: February 20, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated January 16, 2007*
(a)(1)(B)	Form of ADS Letter of Transmittal*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)*
(a)(1)(E)	Form of Notice of Guaranteed Delivery*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Summary Advertisement dated January 16, 2007*
(a)(5)(A)	Sonaecom Investor Presentation: Overview of Offer dated January 15, 2007*
(a)(5)(B)	Response document issued by Sonaecom, SGPS, S.A. on January 24, 2007**
(a)(5)(C)	Roadshow presentation issued by Sonaecom, SGPS, S.A. on January 29, 2007***
(a)(5)(D)	Portuguese language newspaper advertisement published in Portugal by Sonaecom, SGPS, S.A. on February 12, 2007****
(a)(5)(E)	English translation of Portuguese language newspaper advertisement published in Portugal by Sonaecom, SGPS, S.A. on February 12, 2007****
(a)(5)(F)	Announcement of recommendation of ISS to Portugal Telecom shareholders to vote to approve the conditions of Sonaecom’s offer, issued by Sonaecom, SGPS, S.A. on February 13, 2007*****
(a)(5)(G)	Announcement of recommendation of Glass Lewis to Portugal Telecom shareholders to vote to approve the conditions of Sonaecom’s offer, issued by Sonaecom, SGPS, S.A. on February 15, 2007******
(a)(6)(H)	Portuguese language announcement of increase in offer price issued in Portugal by Sonaecom, SGPS, S.A. on February 15, 2007*******
(a)(5)(I)	English language announcement of increase in offer price issued in the United States by Sonaecom, SGPS, S.A. on February 15, 2007*******
(a)(5)(J)	Summary Investor Presentation: Best and Final Cash Offer dated February 16, 2007
(a)(5)(K)	Text of newspaper advertisement of February 19, 2007
(b)(1)	Cash Confirmation Facility dated January 12, 2007*
(b)(2)	Undertaking to Pay dated January 12, 2007*
(b)(3)	Common Terms Agreement dated January 12, 2007*
(b)(4)	Form of Acquisition Facility Agreement*
(b)(5)	English summary of Portuguese language commercial paper program between Sonae and Banco Comercial Português S.A. dated December 5, 2006*
(b)(6)	English translation of Portuguese language Confirmation Letter dated January 12, 2007*
(b)(7)	First Amending Agreement dated February 19, 2007

(b)(8)	Undertaking to Pay Amendment Letter dated February 19, 2007
(b)(9)	English language summary of Portuguese language commercial paper program between Sonae and ABN AMRO Bank, N.V. dated February 19, 2007
(b)(10)	English translation of Portuguese language Confirmation Letter of ABN AMRO Bank, N.V. dated February 19, 2007

*	Previously filed on Schedule TO dated January 16, 2007
**	Previously filed on Amendment 1 to the Schedule TO dated January 25, 2007
***	Previously filed on Amendment 2 to the Schedule TO dated January 30, 2007
****	Previously filed on Amendment 4 to the Schedule TO dated February 12, 2007
*****	Previously filed on Amendment 5 to the Schedule TO dated February 13, 2007
******	Previously filed on Amendment 6 to the Schedule TO dated February 15, 2007
*******	Previously filed on Amendment 7 to the Schedule TO dated February 16, 2007